

SEC  ISSION

13026388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC
Mail Processing
Section

DEC 2 – 2013

Washington DC
404

SEC FILE NUMBER
8- 65343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/12___ AND ENDING ___09/30/13___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd, Suite 200
        (No. and Street)

Nashville   TN   37205
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott R. Nieboer   615-386-0231
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Messineo & Co, CPAs, LLC
     (Name – *if individual, state last, first, middle name*)

2471 N. McMullen Booth Rd, Ste 302 Clearwater   FL   33759
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Scott R. Nieboer_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Curtiswood Capital, LLC_____, as
of ___September 30_____, 20 _13___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Sr Managing Partner
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CURTIS WOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2013

CURTISWOOD   CAPITAL, LLC
NASHVILLE,   TENNESSEE

FINANCIAL   STATEMENTS,   FORM   X-17A-5,   PART   III,
SUPPLEMENTARY   INFORMATION,
AND
INDEPENDENT   AUDITORS'   REPORTS

SEPTEMBER   30, 2013

CONTENTS



Messineo & Co., CPAs LLC
2471 N McMullen Booth Rd, Ste. 302
Clearwater, FL 33759-1362
T: (727) 421-6268
F: (727) 674-0511

INDEPENDENT AUDITOR'S REPORT

Executive Committee and Members
Curtiswood Capital, LLC
Nashville Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the Company) as of September 30, 2013 and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC as of September 30, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Messineo & Co CPAs LLC

Messineo & Co., CPAs, LLC
Clearwater, FL
November 27, 2013

CURTISWOOD   CAPITAL.   LLC

STATEMENT   OF FINANCIAL   CONDITION

SEPTEMBER   30, 2013

ASSETS

Cash	$	238,547
Deposits with clearing broker		1,482,147
Securities owned:		
Marketable		5,248
Prepaid expenses and other assets		31,867
Furniture and equipment - at cost, less accumulated depreciation of $71,495		4,216
TOTAL ASSETS	$	1,762,025

LIABILITIES   AND MEMBER'S   EQUITY

LIABILITIES		
Payable to clearing broker, net	$	185,727
Accounts payable and accrued expenses		33,159
TOTAL LIABILITIES		
		218,886
MEMBER'S EQUITY		
		1,543,139
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,762,025

CURTISWOOD CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2013

REVENUES		
Trading income	$	769,819
Interest and dividend income		107,120
TOTAL REVENUES		876,940
EXPENSES		
Floor brokerage, exchange, and clearance fees		173,977
Communication and data processing		118,388
Occupancy		33,647
Other		335,850
TOTAL EXPENSES		661,862
NET PROFIT	$	215,078

CURTISWOOD CAPITAL, LLC STATEMENT OF

CHANGES IN MEMBER'S EQUITY FOR THE YEAR

ENDED SEPTEMBER 30, 2013

BALANCE - October 1.2012	$ 5,228,555
Net profit	215,078
Member's distributions	-3,900,494
BALANCE – September 30, 2013	1,543,139

CURTISWOOD CAPITAL. LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30,2013

OPERATING ACTIVITIES	
Net profit	$ 215,078
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	4,305
(Increase) decrease in operating assets:	
Deposits with clearing broker	2,073,090
Marketable securities	2,709,131
Not readily marketable securities	407,226
Prepaid expenses and other assets	5,220
Decrease in operating liabilities:	
Payable to clearing broker	(1,520,103)
Marketable securities sold, not yet purchased	(1,199,530)
Accounts payable and accrued expenses	(54,174)
Total Adjustments	2,425,165
NET CASH PROVIDED IN OPERATING ACTIVITIES	2,640,243
NET CASH USED IN FINANCING ACTIVITIES	(3,900,496)
NET CASH USED IN INVESTING ACTIVITIES	2,152
NET DECREASE IN CASH	(1,258,101)
CASH - BEGINNING OF YEAR	1,496,648
CASH - END OF YEAR	$ 238,547

CURTISWOOD   CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

NOTE 1 - ORGANIZATION   AND NATURE   OF BUSINESS

Curtiswood   Capital, LLC (the "Company"),   a Tennessee   limited   liability   company,   is an introducing   broker-dealer   registered   with the Securities and Exchange   Commission   ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").   The Company's   office is located in Nashville,   Tennessee.   The Company   is wholly-owned   by Glendale   Partners, a Tennessee general partnership.

NOTE 2 - SIGNIFICANT ACCOUNTING   POLICIES

Basis of Presentation

The financial statements   are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fiscal Year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management   to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deposits with Clearing Broker

The Company clears its accounts through another broker-dealer,   COR Clearing, LLC ("COR") on a fully disclosed basis via a correspondent   clearing agreement.   The Company has agreed to maintain a deposit account with Legent equal to or greater than the margin requirements on securities with a minimum balance of $250,000.

Securities Transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. All of the Company's trading activities are cleared by COR Clearing, LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions (continued)

Securities owned and securities sold, not yet purchased are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Measurements

The Company classifies fair value measurements based on a hierarchy consisting of: Level1 (valued using quoted prices from active markets for identical assets), Level 2 (not traded on an active market but for which observable market inputs are readily available), and Level 3 (valued based on significant unobservable inputs). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Marketable securities owned and marketable securities sold, not yet purchased: Securities for which quotations are readily available in active markets are valued at the most recent quote in the principal market in which such securities are normally traded, and are classified within Level 1 of the valuation hierarchy. These investments also include securities valued on the basis of information provided by pricing services that employ valuation matrices that may incorporate both broker/dealer-supplied valuations as well as valuation models reflecting such factors as benchmark yields, reported trades, broker/dealer quotes, bid/offer data, and other relevant elements, and are classified within Level 2 of the valuation hierarchy.

Securities not readily marketable: Securities not readily marketable are valued from unobservable inputs, such as trading activity in private markets; if any, prior to year-end and financial information of the individual investment and, in those circumstances, classified as Level 3.

The methods described above may produce a fair value that may not be indicative of what might ultimately be realized, which depend on future circumstances and cannot be reasonably determinable until the investment is actually liquidated. The Company believes its evaluation methodologies are appropriate and consistent with that of other market participants.

No changes in valuation methodologies have been made since the prior year.

CURTISWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2013

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 3 to 7 years.

Trading Income and Loss

Trading income (loss) is recorded as the difference between the acquisition cost of the security and the selling price or current fair market and consists of realized and unrealized gains (losses).

Interest and Dividend Income

Interest income is recognized in the period earned. Dividend income is accrued and recognized as of the ex-dividend date.

Commission Income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to its sole member, Glendale Partners, GP. Substantially all of the member's taxable income is self-employment income to the owners and not subject to state excise tax under current state law.

The Company files tax returns in the State of Tennessee. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

CURTISWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2013

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxes (continued)

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between September 30, 2013 and November 27, 2012, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash accounts at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. As of September 30,2013, all depositor accounts of the Company are fully insured.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker/dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation ("SIPC"), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $250,000 for cash that is on deposit as the result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

CURTISWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2013

NOTE 3 - CONCENTRATION OF RISK (CONTINUED)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - FAIR VALUE MEASUREMENTS

The following table sets forth the Company's major categories of assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities:				
Corporate bonds		5,248		5,248
Total marketable securities		5,248		5,248
Total Assets	$	5,248	$	5,248

CURTISWOOD   CAPITAL.   LLC

NOTES   TO   FINANCIAL   STATEMENTS   (CONTINUED)

SEPTEMBER 30, 2013

NOTE 5 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, COR, consist of the following at September 30, 2013:

Payable to clearing broker $ 185,727

NOTE 6 - BORROWING ARRANGEMENTS

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

NOTE 7 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, under an operating lease that expires April 30, 2016, and calls for escalating monthly lease payments plus additional fees for parking. Future minimum lease commitments under all non-cancelable leases in effect as of September 30, 2013, are as follows:

For the year ending September 30,

2014	$ 32,526
2015	33,826
2016	20,187
	$ 86,539

Total rent expense incurred under all operating leases for the year ended September 30, 2013, amounted to $33,647.

NOTE 8 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses that were applicable to partners of an affiliated company, amounted to approximately $100,000 for the year ended September 30,2013.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had regulatory net capital of $1,500,583 which was $1,250,583 in excess of its required net capital of $250,000. The Company's percent of aggregate indebtedness to net capital ratio was .027 to 1.

Messineo & Co., CPAs LLC
2471 N McMullen Booth Rd, Ste. 302
Clearwater, FL 33759-1362
T: (727) 421-6268
F: (727) 674-0511



SUPPLEMENTARY INFORMATION

Executive Committee and Members
Curtiswood Capital, LLC
Nashville Tennessee

We have audited the financial statements of Curtiswood Capital, LLC as of and for the year ended September 30, 2013, and have issued our report thereon dated November 27, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Messineo & Co CPAs LLC

Messineo & Co., CPAs, LLC
Clearwater, FL
November 27, 2013

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2013

Net Capital		
Total member's equity from Statement of Financial Condition	$	1,543,139
Nonallowable assets from the Statement of Financial Condition		(42,556)
Net capital before haircuts		1,500,583
Undue concentration		
Haircuts		
Net Capital	$	1,500,583
Total aggregate indebtedness	$	31,159
Computation of basic net capital requirement		
Net capital requirement	$	250,000
Excess net capital	$	1,250,583
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	950,583
Percentage of aggregate indebtedness to net capital		2.07 %

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2013

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2012

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2013

The net capital computed on Page 12 and the Company's computation of net capital on its September 30, 2013 Focus Report - Part IIA do not agree. There were non material reclassifications resulting in a difference of $3,250 in non allowable assets for computation of net capital. There were no changes in member's equity and total assets and total liabilities were reduced $7,974 from the audited financial statements and the Focus Report.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER30, 2013

Not applicable.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO
HAVE EXISTED

SEPTEMBER 30, 2013

None.

Messineo & Co., CPAs LLC
2471 N McMullen Booth Rd, Ste. 302
Clearwater, FL 33759-1362
T: (727) 421-6268
F: (727) 674-0511



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member

Curtiswood Capital, LLC

Nashville, Tennessee

In planning and performing our audit of the financial statements of Curtiswood Capital, LLC (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(1l) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Executive Committee and Member, management, the SEC, the New York Stock Exchange, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Messineo & Co CPAs LLC

Messineo & Co., CPAs, LLC
Clearwater, FL
November 27, 2013